October 21, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Frank Knapp
Jennifer Monick
Ronald (Ron) E. Alper
Brigitte Lippmann

Re:	Translational Development Acquisition Corp.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted September 12, 2024
CIK No. 0001926599

Ladies and Gentlemen:

On behalf of our client, Translational Development Acquisition Corp. (the “Company,” “we,” “our” or “us”), we are responding to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated October 8, 2024 (the “Comment Letter”), with respect to the above-captioned Draft Registration Statement on Form S-1 (the “Draft Registration Statement”).

For your convenience, each of the Staff’s comments contained in the Comment Letter is duplicated below in bold and is followed by the Company’s response.

All references in this letter to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers in the Registration Statement on Form S-1 publicly filed with the Commission on October 21, 2024 (the “Registration Statement”), unless otherwise noted. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

October 21, 2024

Amendment No. 1 to Draft Registration Statement on Form S-1

Cover Page

1.	Please define completion window on the cover page. See Item 1602(a)(1) of Regulation S-K.

Response: We have revised the prospectus cover page of the Registration Statement to define the completion window.

2.	We note your disclosure on page 4. Please provide disclosure related to compensation on the cover page that includes the anti-dilution adjustment to the founder shares, the payment for office space, the amount of loan reimbursements, the private placement warrants issuance, and the price paid for the private placement warrants. Disclose whether this compensation and securities issuance may result in a material dilution of the purchasers’ equity interests. Provide a cross-reference, highlighted by prominent type or in another manner, to the locations of related disclosures in the prospectus. See Item 1602(a)(3) of Regulation S-K.

Response: We have revised the prospectus cover page of the Registration Statement.

Experience with Special Purpose Acquisition Vehicles, page 9

3.	In this section and elsewhere in the filing where you describe prior experience, please disclose the date that Northern Genesis Acquisition Corp. I merged with The Lion Electric Company and when it began trading on the NYSE. With respect to Northern Genesis Acquisition Corp. II, describe the merger with Embark Technology, Inc. and its subsequent merger with Applied Intuition, Inc. Finally, describe the liquidation of Northern Genesis Acquisition Corp. III. See Item 1603(a)(3) of Regulation S-K.

Response: We have revised the disclosure in the Registration Statement on pages 10 and 123.

Summary

Initial Business Combination, page 10

4.	Please clarify the language in the last paragraph on page 11 as it relates to the indications of interest by the sponsor.

Response: We have deleted the applicable disclosure in the Registration Statement on page 13.

Conflicts of Interest, page 39

5.	Please disclose the nominal price paid for the founder shares and the conflict of interest in determining whether to pursue a business combination. Also disclose the conflicts of interest relating to the repayment of loans and the reimbursements of expenses that will be paid upon completion of a business combination. Finally, disclose the potential conflicts of interest arising from the ability to pursue a business combination with a company that is affiliated with your sponsor, officers or directors, and/or non-managing sponsor investors. See Item 1602(b)(7) of Regulation S-K.

Response: We have revised the disclosure in the Registration Statement on page 40.

6.	Please provide the basis for your statement, here and elsewhere in the prospectus, that you do not believe that the fiduciary duties or contractual obligations of your officers or directors will materially affect your ability to complete a business combination.

Response: We have revised the disclosure in the Registration Statement on pages 14, 40, 82, 126, 148 and 158.

October 21, 2024

Risk Factors

The non-managing sponsor investors have expressed an interest . . ., page 83

7.	Please disclose the potential conflicts of interest with the non-managing sponsor investors in approving your business combination and otherwise exercising their rights as public shareholders because of their indirect ownership of founder shares and private placement warrants, and the ability to pursue a business combination with a company that is affiliated with the non-managing sponsor investors, as noted on page 12.

Response: We have revised the disclosure in the Registration Statement on pages 67-69 and 83.

Dilution, page 102

8.	Please expand your disclosure to describe each material potential source of future dilution. Your revisions should address, but not be limited to, founder shares’ antidilution rights and shares that may be issued in connection with the closing of your initial business combination. See Item 1602(c) of Regulation S-K.

Response: We have revised the disclosure in the Registration Statement on pages 104, 105 and 107.

Experts, page 212

9.	Your disclosure refers to the period from April 19, 2022 (inception) through June 30, 2024. It does not appear that this period is consistent with the period audited by WithumSmith+Brown, PC. Please revise to disclose the correct period.

Response: We have revised the disclosure in the Registration Statement on page 214.

Notes to Financial Statements

Note 2 - Summary of Significant Accounting Policies

Warrant Instruments, page F-11

10.	We note you have concluded that the Private Placement Warrants will qualify for equity accounting treatment. Please provide us with your analysis under ASC 815-40 to support your prospective accounting treatment for these warrants. As part of your analysis, please address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40. Your response should address, but not be limited to, your disclosure in Note 7 on page F-18 that “[i]f the Private Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.”

Response: The Company respectfully acknowledges the Staff's comment and respectfully advises the Staff to the fact that the Company determined the previous disclosure on page F-18 erroneously included the following language “[i]f the Private Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants”. The specific terms previously disclosed are not included within the Warrant Agreement. Per section 2.5 of the Warrant Agreement, “The Private Placement Warrants and Working Capital Warrants will be issued in the same form as the Public Warrants, but they (i) will not be redeemable by the Company and (ii) may be exercised for cash or on a cashless basis at the holder’s option”. As a result, the Company has concluded there are no terms or provisions listed in the Warrant Agreement that provide for potential changes to the settlement amounts of the Private Placement Warrants and Working Capital Warrants that are dependent upon the characteristics of the holder of the Private Placement and/or Working Capital Warrants.

General

11.	Please disclose the address of your principal executive offices on the registration statement cover page and throughout the filing, as applicable.

Response: We have revised the disclosure in the Registration Statement on the cover page and pages 15 and 148.

* * *

October 21, 2024

Thank you for your attention to this response. If you have any questions related to this letter, please contact the undersigned at (212) 503-9812.

Very truly yours,

/s/ William N. Haddad
William N. Haddad
Venable LLP

cc:	Michael B. Hoffman, Translational Development Acquisition Corp.

Avanindra C. Das, Translational Development Acquisition Corp.

Arif Soto, Venable LLP

Mitchell S. Nussbaum, Loeb & Loeb LLP

David J. Levine, Loeb & Loeb LLP